Item 77L

New Accounting Pronouncement

In April 2009, FASB issued FASB Staff Position FSP FAS 1574 which amends FASB Statement No. 157, Fair Value Measurements, and is effective for interim and annual periods ending after June 15, 2009. FSP FAS 1574 provides additional guidance when the volume and level of activity for the asset or liability measured at fair value has significantly decreased. Additionally, FSP FAS 1574 expands disclosure by reporting entities with respect to categories of assets and liabilities carried at fair value. Putnam Management believes applying the provisions of FSP FAS 1574 will not have a material impact on the funds financial statements.


Item 77M
Acquisition of Putnam New Value Fund

On December 29, 2008, the fund issued 34,782,491, 6,045,798,
1,672,616, 828,160, 128,908 and 964,280 class A, class B, class
C, class M, class R and class Y shares, respectively, for 45,682,009, 7,885,529, 2,213,463, 1,073,983, 170,486 and
1,268,861 class A, class B, class C, class M, class R and class Y shares of Putnam New Value Fund to acquire that funds net assets in a taxfree exchange. The net assets of the fund and Putnam New Value Fund on December 26, 2008, were $2,101,542,138 and $463,004,277, respectively. On December 26, 2008, Putnam New Value Fund had distributions in excess of net investment income of 656,815, accumulated net realized loss of $478,809,618 and unrealized depreciation of $25,923,528. The aggregate net assets of the fund immediately following the acquisition were $2,564,546,415.
Information presented in the Statement of operations and changes in net assets reflect only the operations of Putnam Equity Income Fund.